Exhibit 99.4

KPMG LLP
Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GFL Environmental Inc.

We consent to the use of:

•

our report dated February 23, 2024 on the consolidated financial statements of GFL Environmental Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes, and

•	our report dated February 23, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-236949 on Form S-8 and No. 333-272013 on Form F-10 of the Entity.

Chartered Professional Accountants, Licensed Public Accountants

February 23, 2024

Toronto, Canada